UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NYTEX ENERGY HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
62950C202
(CUSIP Number)
With a copy to:
Bradley Vaiana, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
(212) 294-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This Amendment No.1 to the Schedule 13D of NYTEX ENERGY HOLDINGS, INC. is being filed because the Schedule 13D, filed on November 23, 2010, contained incorrect CUSIP numbers. This Amendment No. 1 is being filed solely to correct the CUSIP number and does not amend any other items.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62950C202

1	NAMES OF REPORTING PERSONS WayPoint Nytex, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,809,245 shares of Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,809,245 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,809,245 shares of Common Stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The Reporting Persons hold a warrant to purchase up to 35% of the outstanding shares of Common Stock of the Issuer, measured at the time of exercise of such warrant. Each of the Reporting Persons expressly disclaims beneficial ownership of the securities beneficially owned by such person or entity except to the extent of its pecuniary interest therein.

CUSIP No.	62950C202

1	NAMES OF REPORTING PERSONS WayPoint Investment Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,809,245 shares of Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,809,245 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,809,245 shares of Common Stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO
(1) The Reporting Persons hold a warrant to purchase up to 35% of the outstanding shares of Common Stock of the Issuer, measured at the time of exercise of such warrant. Each of the Reporting Persons expressly disclaims beneficial ownership of the securities beneficially owned by such person or entity except to the extent of its pecuniary interest therein.

CUSIP No.	62950C202

1	NAMES OF REPORTING PERSONS WayPoint Carry Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,809,245 shares of Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,809,245 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,809,245 shares of Common Stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO
(1) The Reporting Persons hold a warrant to purchase up to 35% of the outstanding shares of Common Stock of the Company, measured at the time of exercise of such warrant. Each of the Reporting Persons expressly disclaims beneficial ownership of the securities beneficially owned by such person or entity except to the extent of its pecuniary interest therein.

CUSIP No.	62950C202

1	NAMES OF REPORTING PERSONS LFJr LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,809,245 shares of Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,809,245 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,809,245 shares of Common Stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO
(1) The Reporting Persons hold a warrant to purchase up to 35% of the outstanding shares of Common Stock of the Issuer, measured at the time of exercise of such warrant. Each of the Reporting Persons expressly disclaims beneficial ownership of the securities beneficially owned by such person or entity except to the extent of its pecuniary interest therein.

CUSIP No.	62950C202

1	NAMES OF REPORTING PERSONS Lawrence Flinn, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,809,245 shares of Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,809,245 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,809,245 shares of Common Stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC
(1) The Reporting Persons hold a warrant to purchase up to 35% of the outstanding shares of Common Stock of the Issuer, measured at the time of exercise of such warrant. Each of the Reporting Persons expressly disclaims beneficial ownership of the securities beneficially owned by such person or entity except to the extent of its pecuniary interest therein.

CUSIP No.	62950C202

1	NAMES OF REPORTING PERSONS John Henry Moulton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,809,245 shares of Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,809,245 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,809,245 shares of Common Stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC
(1) The Reporting Persons hold a warrant to purchase up to 35% of the outstanding shares of Common Stock of the Issuer, measured at the time of exercise of such warrant. Each of the Reporting Persons expressly disclaims beneficial ownership of the securities beneficially owned by such person or entity except to the extent of its pecuniary interest therein.

CUSIP No.	62950C202

Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of NYTEX Energy Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12222 merit Drive, Suite 1850, Dallas, Texas, 75251.

Item 2.	Identity and Background
(a) This statement is filed by:
(i)	Waypoint Nytex, LLC, a Delaware limited liability company (“WayPoint Nytex”);

(ii)	WayPoint Investment Company, LLC, a Delaware limited liability company (WayPoint Investment”);

(iii)	WayPoint Carry Company, LLC, a Delaware limited liability company (“WayPoint Carry”);

(iv)	John Henry Moulton, an individual and managing member of WayPoint Carry (“Moulton”);

(v)	LFJr LLC, a Delaware limited liability company (“LFJr”); and

(vi)	Lawrence Flinn, Jr., an individual and sole member of LFJr, (“Flinn” and collectively with WayPoint Nytex, WayPoint Investment, WayPoint Carry and LFJr, the “Reporting Persons”).
Each of the Reporting Persons expressly disclaims beneficial ownership of securities beneficially owned by such person or entity except to the extent of its pecuniary interest therein.
(b) The address of the principal office of each of WayPoint Nytex, WayPoint Investment, WayPoint Carry and LFJr is 555 Theodore Fremd Avenue, Suite C207, Rye, NY, 10580. The business address of each of Moulton and Flinn is c/o WayPoint Investment Company, LLC, 555 Theodore Fremd Avenue, Suite C207, Rye, NY, 10580.
(c) Moulton is the managing member of WayPoint Carry and WayPoint Carry is the managing member of WayPoint Investment. WayPoint Investment is primarily engaged in the business of investing in securities and other investment opportunities. WayPoint Investment is the sole member of WayPoint Nytex. WayPoint Nytex was created as an investment vehicle for the acquisition of securities of the Issuer. LFJr is a member of WayPoint Investment and, pursuant to the organizational documents of WayPoint Investment, LFJr has certain rights to control WayPoint Investment. Flinn is the sole member of LFJr.
(d — e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons in connection with a transaction whereby WayPoint Nytex invested an aggregate of $20,000,001 in the Issuer. The funds for such transaction came from capital contributions from certain of the Reporting Persons and their respective members.

Item 4.	Purpose of Transaction
WayPoint Nytex invested $20,000,001 in the Issuer pursuant to a Preferred Stock and Warrant Purchase Agreement, dated November 23, 2010 (the “Closing Date”), by and among the Issuer, NYTEX FDF Acquisition, Inc. (a direct, wholly owned subsidiary of the Issuer (“Nytex FDF”)) and WayPoint Nytex (the “Purchase Agreement”) for the purpose of financing the Issuer’s acquisition of Francis Oaks, L.L.C., a Louisiana limited liability company.

CUSIP No.	62950C202
Purchase Agreement
Pursuant to the Purchase Agreement, WayPoint Nytex received, among other things, (i) a warrant to purchase up to 35% of the outstanding shares of the Issuer’s Common Stock measured at the time of exercise of such warrant (the “Purchaser Warrant”), which as of the Closing Date provides for the issuance of 19,809,245 shares of the Issuer’s Common Stock, (ii) a warrant to purchase a sufficient number of shares of the Issuer’s Common Stock such that such warrant represents 51% of the Issuer’s outstanding Common Stock on a fully-diluted basis, measured at the time of exercise of such warrant (the “Control Warrant”), which as of the Closing Date provides for the issuance of 18,491,190 shares of the Issuer’s Common Stock, (iii) one share of the Issuer’s Series B Redeemable Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) and (iv) 20,750 shares of Series A Redeemable Preferred Stock, par value $0.001 per share of Nytex FDF (“Series A Preferred Stock”).
This description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein.
Purchaser Warrant
The Purchaser Warrant is exercisable at an exercise price of $0.01 per share and may be exercised at any time prior to the tenth anniversary of the grant date and, if not previously exercised, will be automatically exercised on the tenth anniversary of the grant date.
This description of the Purchaser Warrant is qualified in its entirety by reference to the full text of the Purchaser Warrant, a copy of which is filed as part of Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein.
Control Warrant
The Control Warrant is exercisable at an exercise price of $0.01 per share and may be exercised upon the earliest to occur of (i) the seventy-fifth day after the occurrence of a Default (defined below) that remains uncured; provided, that payment to the holders of Series A Preferred Stock of all amounts owing to them as a result of such Default is considered a cure thereof; (ii) the date on which a Change of Control (defined below) occurs, if Nytex FDF is not able to redeem all of the Series A Preferred Stock in accordance with its terms; (iii) seventy-five days after the date on which the third Default has occurred within a consecutive twelve-month period; and (iv) May 23, 2016, if Nytex FDF is not able to redeem all of the Series A Preferred Stock in accordance with its terms (the “Default Conditions”). The term “Default” includes 14 categories of events, which are listed in Section 11.1 of the Purchase Agreement and which list includes, among other events, (i) the failure of Nytex FDF to timely make a redemption payment to holders of the Series A Preferred Stock, (ii) the failure of Nytex FDF to timely make a dividend payment to holders of the Series A Preferred Stock, (iii) the failure of the Issuer or Nytex FDF to perform covenants in the Purchase Agreement, (iv) the failure of the Nytex FDF to meet a fixed-charge coverage ratio, leverage ratio or minimum EBITDA test in the Purchase Agreement; (v) the Nytex FDF or any of its subsidiaries defaults on other indebtedness, individually or in the aggregate, in excess of $250,000; (v) the Issuer, Nytex FDF or any of Nytex FDF’s subsidiaries becomes subject to bankruptcy or receivership proceedings, (vi) a judgment or judgments is entered against the Issuer, Nytex FDF or any of Nytex FDF’s subsidiaries in excess of $1,000,000, and such judgment is not satisfied; (vii) the Issuer, Nytex FDF or any of Nytex FDF’s subsidiaries breaches a representation or warranty in the Purchase Agreement or the documents related thereto; (ix) a Change of Control occurs; and (x) certain liabilities in excess of $250,000 arise under ERISA. A “Change of Control” means (i) a sale of shares of stock of the Issuer, Nytex FDF or any of Nytex FDF’s subsidiaries, or a merger involving any of them, as a result of which holders of the voting capital stock of the applicable entity immediately prior to such transaction do not hold at least 50% of the voting power of the applicable entity or the resulting or surviving entity or the acquiring entity; (ii) a disposition of all or substantially all of the assets of the Issuer, Nytex FDF or any of Nytex FDF’s subsidiaries; (iii) a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, Nytex FDF or any of Nytex FDF’s subsidiaries; (iv) either Michael K. Galvis or Michael G. Francis shall sell at least 5% of the Issuer’s equity held by him immediately prior to such sale; (v) Michael K. Galvis ceases to be the Chief Executive Officer of the Issuer and is not replaced by a candidate suitable to WayPoint Nytex within 30 days or any such replacement Chief Executive Officer ceases to be the Chief Executive Officer of the Issuer and is not replaced by a candidate suitable to WayPoint Nytex within 30 days; or (vi) Michael G. Francis ceases to be the Chief Executive Officer of Francis Drilling Fluids, Ltd. (“FDF”) and is not replaced by a candidate suitable to WayPoint Nytex within 30 days or any such replacement Chief Executive Officer ceases to be the Chief Executive Officer of the FDF and is not replaced by a candidate suitable to WayPoint Nytex within 30 days.

CUSIP No.	62950C202
This description of the Control Warrant is qualified in its entirety by reference to the full text of the Control Warrant, a copy of which is filed as part of Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein.
Series B Redeemable Preferred Stock
Pursuant to the Purchase Agreement, WayPoint Nytex received one share of Series B Preferred Stock on November 23, 2010. The Series B Preferred Stock entitles the holder to elect two members of the board of directors of the Issuer for so long as a Terminating Event has not occurred. A Terminating Event occurs when and if WayPoint Nytex’s shares of the Issuer’s Common Stock issued upon exercise of the Purchaser Warrant and Control Warrant, when combined with shares of the Issuer’s Common Stock issuable upon the future exercise of such Purchaser Warrant or such Control Warrant held by WayPoint Nytex, do not exceed 5% of the total aggregate number of outstanding shares of the Issuer’s Common Stock, calculated on a fully diluted basis.
Upon the occurrence of a Triggering Event, a holder of Series B Preferred Stock may, at any time thereafter increase the number of directors constituting the Issuer’s Board of Directors and to designate such additional directors, up to that number of directors that would give the Series B Preferred Stock holder control of a majority of the Issuer’s Board of Directors. A Triggering Event means the occurrence of a Default that remains uncured for 75 days; provided, that payment to the holders of the Series A Preferred Stock of all amounts owing to such holders as a result of a Default shall be considered a cure of a Default.
This description of the Series B Preferred Stock is qualified in its entirety by reference to the full text of the Certificate of Designation in respect of Series B Redeemable Stock of NYTEX Energy Holdings, Inc., a copy of which is filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein.
Registration Rights Agreement
On November 23, 2010 the Issuer and WayPoint Nytex also entered into a Registration Rights Agreement to provide WayPoint Nytex with certain demand rights, beginning on November 23, 2011, to cause the Issuer to publicly register the shares of its Common Stock into which the Purchaser Warrant will convert.
This description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer
(a)	As of November 23, 2010, the Reporting Persons beneficially own an aggregate of 19,809,245 shares of the Issuer’s Common Stock, representing 35% of the Common Stock outstanding. The percentages used herein are based upon a representation by the Issuer in the Purchaser Warrant (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010).

(b)	Each of the Reporting Persons has shared power to vote the 19,809,245 shares of the Issuer’s Common Stock, constituting 35% of such class of securities.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information in Item 4 above is incorporated herein by reference.

CUSIP No.	62950C202

Item 7.	Material to Be Filed as Exhibits

10.1	Preferred Stock and Warrant Purchase Agreement, dated November 23, 2010, by and among the Issuer, Nytex FDF and WayPoint Nytex (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
10.2	Purchaser Warrant, dated November 23, 2010 (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
10.3	Control Warrant, dated November 23, 2010 (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
10.4	Certificate of Designation in respect of Series B Redeemable Stock of NYTEX Energy Holdings, Inc. (filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
10.5	Registration Rights Agreement, dated November 23, 2010, by and among the Issuer and the holders listed on the Schedule of Holders thereto (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
99.1	Joint Filing Agreement, dated December 7, 2010, by and among WayPoint Nytex, LLC, WayPoint Investment Company, LLC, WayPoint Carry Company, LLC, LFJr LLC, Lawrence Flinn, Jr. and John Henry Moulton (filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on November 23, 2010 and incorporated by reference herein)

CUSIP No.	62950C202
Signatures
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 29th day of March 2011.

JOHN HENRY MOULTON
By:	/s/ John Henry Moulton
John Henry Moulton

CUSIP No.	62950C202
Exhibits

10.1	Preferred Stock and Warrant Purchase Agreement, dated November 23, 2010, by and among the Issuer, Nytex FDF and WayPoint Nytex (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
10.2	Purchaser Warrant, dated November 23, 2010 (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
10.3	Control Warrant, dated November 23, 2010 (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
10.4	Certificate of Designation in respect of Series B Redeemable Stock of NYTEX Energy Holdings, Inc. (filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
10.5	Registration Rights Agreement, dated November 23, 2010, by and among the Issuer and the holders listed on the Schedule of Holders thereto (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010 and incorporated by reference herein)
99.1	Joint Filing Agreement, dated December 7, 2010, by and among WayPoint Nytex, LLC, WayPoint Investment Company, LLC, WayPoint Carry Company, LLC, LFJr LLC, Lawrence Flinn, Jr. and John Henry Moulton (filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on November 23, 2010 and incorporated by reference herein)